Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2023 Financial Results

BEIJING, CHINA, February 28, 2024 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights

•	Total revenues were RMB7.7 billion (US$1.1 billion1), increasing 1% year over year.

•

Operating income was RMB773.7 million (US$109.0 million) and operating income margin was 10%, compared to operating income of RMB783.6 million and operating income margin of 10% in the same period in 2022.

•

Non-GAAP operating income[2] was RMB927.8 million (US$130.7 million) and non-GAAP operating income margin was 12%, compared to non-GAAP operating income of RMB978.7 million and non-GAAP operating income margin of 13% in the same period in 2022.

•	Net income attributable to iQIYI was RMB466.2 million (US$65.7 million), compared to net income attributable to iQIYI of RMB304.3 million in the same period in 2022.

•	Non-GAAP net income attributable to iQIYI[2] was RMB682.0 million (US$96.1 million), compared to non-GAAP net income attributable to iQIYI of RMB856.4 million in the same period in 2022.

Fiscal Year 2023 Highlights

•	Total revenues were RMB31.9 billion (US$4.5 billion), representing a 10% increase from 2022.

•	Operating income was RMB3.0 billion (US$421.1 million) and operating income margin was 9%, compared to operating income of RMB1.3 billion and operating income margin of 5% in 2022.

•

Non-GAAP operating income was RMB3.6 billion (US$513.2 million) and non-GAAP operating income margin was 11%, compared to non-GAAP operating income of RMB2.2 billion and non-GAAP operating income margin of 7% in 2022.

•	Net income attributable to iQIYI was RMB1.9 billion (US$271.2 million), compared to net loss attributable to iQIYI of RMB136.2 million in 2022.

•	Non-GAAP net income attributable to iQIYI was RMB2.8 billion (US$399.8 million), compared to non-GAAP net income attributable to iQIYI of RMB1.3 billion in 2022.

“Building on the momentum of an iconic turnaround in 2022, 2023 stood as our best-performing year in corporate history. Key financial metrics, including total revenues, operating and net income, and cash flows, all hit historical highs. In addition, ARM grew for five consecutive quarters, which reflected the high attractiveness of our content and the growing value of our membership service,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “I am enthusiastic to witness our business resilience and operational excellence.”

“In addition to the satisfying revenue and profit performance, our financial health also strengthened considerably as both operating and free cash flows exceeded RMB3.3 billion in 2023,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “With that, we believe we are on the right path to generate long-term value for our stakeholders.”

Fourth Quarter and Fiscal 2023 Financial Highlights

	Three Months Ended			Year Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2023	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB
Total revenues	7,592,859	8,015,079	7,706,468	28,997,548	31,872,651
Operating income	783,556	746,747	773,709	1,312,421	2,989,479
Operating income (non-GAAP)	978,681	894,879	927,818	2,173,389	3,643,384
Net income/(loss)attributable to iQIYI, Inc.	304,259	475,920	466,233	(136,212)	1,925,469
Net income attributable to iQIYI, Inc. (non-GAAP)	856,374	622,071	682,026	1,284,023	2,838,292
Diluted net income/(loss) per ADS	0.35	0.49	0.48	(0.16)	1.98
Diluted net income per ADS (non-GAAP)[2]	0.98	0.64	0.70	1.49	2.91

Fourth Quarter 2023 Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 100.3 million, compared to 111.6 million for the same period in 2022 and 107.5 million for the third quarter in 2023. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 99.5 million, compared to 110.9 million for the same period in 2022 and 106.9 million for the third quarter in 2023.

•

The monthly average revenue per membership (ARM5) for the fourth quarter was RMB15.98, compared to RMB14.17 for the same period in 2022 and RMB15.54 for the third quarter in 2023, increasing 13% year over year.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.0999 as of December 29, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.
[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Fourth Quarter 2023 Financial Results

Total revenues reached RMB7.7 billion (US$1.1 billion), increasing 1% year over year.

Membership services revenue was RMB4.8 billion (US$677.3 million), increasing 1% year over year. The average daily number of total subscribing members for the quarter was 100.3 million, compared to 111.6 million for the same period last year. The number of total subscribing members was 101.1 million as of December 31, 2023, compared to 119.7 million as of December 31, 2022.

Online advertising services revenue was RMB1.7 billion (US$232.5 million), increasing 6% year over year. The increase was primarily driven by the growth of brand advertising business and, to a lesser extent, the growth in the performance-based advertising business.

Content distribution revenue was RMB506.1 million (US$71.3 million), decreasing 21% year over year, primarily due to the decrease in barter transactions, partially offset by the increase of revenue from distribution of theatrical movies invested by iQIYI.

Other revenues were RMB741.2 million (US$104.4 million), increasing 13% year over year, primarily driven by the increase of revenue derived from third-party cooperation.

Cost of revenues was RMB5.5 billion (US$779.3 million), increasing 2% year over year. Content costs as a component of cost of revenues were RMB3.7 billion (US$524.5 million), decreasing 5% year over year. The decrease in content cost was driven by our improvement in content strategy and operating efficiency, and fewer number of major variety shows launched in the quarter.

Selling, general and administrative expenses were RMB947.8 million (US$133.5 million), increasing 1% year over year.

Research and development expenses were RMB451.9 million (US$63.6 million), decreasing 3% year over year.

Operating income was RMB773.7 million (US$109.0 million), decreasing 1% year over year. Operating income margin was 10%, compared to operating income margin of 10% in the same period in 2022. Non-GAAP operating income was RMB927.8 million (US$130.7 million), decreasing 5% year over year. Non-GAAP operating income margin was 12%, compared to non-GAAP operating income margin of 13% in the same period in 2022.

Total other expense was RMB259.8 million (US$36.6 million), decreasing 47% year over year, primarily driven by the decrease in impairment provision, less loss pick-up from equity method investments and increased interest income, and partially offset by increased interest expenses.

Income before income taxes was RMB513.9 million (US$72.4 million), compared to income before income taxes of RMB293.1 million in the same period in 2022.

Income tax expense was RMB38.5 million (US$5.4 million), compared to income tax benefit of RMB11.6 million in the same period in 2022.

Net income attributable to iQIYI was RMB466.2 million (US$65.7 million), increasing 53% year over year. Diluted net income attributable to iQIYI per ADS was RMB0.48 (US$0.07) for the fourth quarter of 2023, compared to diluted net income attributable to iQIYI per ADS of RMB0.35 in the same period of 2022. Non-GAAP net income attributable to iQIYI was RMB682.0 million (US$96.1 million), decreasing 20% year over year. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.70 (US$0.10), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.98 in the same period of 2022.

As of December 31, 2023, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB6.2 billion (US$876.4million). In the fourth quarter of 2023, the Company had repurchased a total principal amount of US$31.0 million of its 4% convertible senior notes due 2026 (the “2026 Notes”) for cash. As of December 31, 2023, US$395.6 million in aggregate principal amount of the 2026 Notes remained outstanding.

Fiscal Year 2023 Financial Results

Total revenues were RMB31.9 billion (US$4.5 billion), representing a 10% increase from 2022.

Membership services revenue was RMB20.3 billion (US$2.9 billion), representing a 15% increase from 2022. The increase was driven by the growth in ARM, the average daily number of total subscribing members of the year, and our continuous efforts in refining operations to improve user experience and monetization capabilities.

Online advertising services revenue was RMB6.2 billion (US$876.6 million), representing a 17% increase from 2022. The increase was primarily driven by the growth of performance-based advertising business and, to a lesser extent, the growth in the brand advertising business.

Content distribution revenue was RMB2.5 billion (US$346.3 million), representing a 4% decrease from 2022, primarily due to the decrease in barter transactions, partially offset by the increase of cash transactions and revenue from distribution of theatrical movies invested by iQIYI.

Other revenues were RMB2.9 billion (US$405.1 million), representing a 15% decrease from 2022. The decrease was primarily due to the deconsolidation of live broadcasting business.

Cost of revenues was RMB23.1 billion (US$3.3 billion), representing a 4% increase from 2022. Content costs as a component of cost of revenues were RMB16.2 billion (US$2.3 billion), representing a 2% decrease from 2022.

Selling, general and administrative expenses were RMB4.0 billion (US$565.4 million), representing a 16% increase from 2022. The increase was primarily driven by higher marketing spending.

Research and development expenses were RMB1.8 billion (US$248.8 million), representing a 7% decrease from 2022. The decrease was primarily due to the decline of personnel-related compensation expenses.

Operating income was RMB3.0 billion (US$421.1 million), increasing 128% year over year. Operating income margin was 9%, compared to operating income margin of 5% in 2022. Non-GAAP operating income was RMB3.6 billion (US$513.2 million), increasing 68% year over year. Non-GAAP operating income margin was 11%, compared to non-GAAP operating income margin of 7% in 2022.

Total other expense was RMB956.9 million (US$134.8 million), decreasing 29% year over year, primarily driven by the decrease in impairment provision, increased interest income, less loss pick-up from equity method investment, and partially offset by the increase in interest expenses.

Income before income taxes was RMB2.0 billion (US$286.3 million), compared to loss before income taxes of RMB33.8 million in 2022.

Income tax expense was RMB80.0 million (US$11.3 million), compared to income tax expense of RMB84.0 million in 2022.

Net income attributable to iQIYI was RMB1.9 billion (US$271.2 million), compared to net loss attributable to iQIYI of RMB136.2 million in 2022. Diluted net income attributable to iQIYI per ADS was RMB1.98 (US$0.28) for 2023, compared to diluted net loss attributable to iQIYI per ADS of RMB0.16 in 2022. Non-GAAP net income attributable to iQIYI was RMB2.8 billion (US$399.8 million), compared to non-GAAP net income attributable to iQIYI of RMB1.3 billion in 2022. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB2.91 (US$0.42), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB1.49 in 2022.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on February 28, 2024, U.S. Eastern Time (7:30 PM on February 28, 2024, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10036705-oxwqe9.html

It will automatically direct you to the registration page of “ iQIYI Fourth Quarter and Fiscal Year 2023 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through March 6, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 855 883 1031
Passcode:	10036705

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, non-GAAP diluted net income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to iQIYI, Inc. represents net (loss)/income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income per ADS represents diluted net (loss)/income per ADS calculated by dividing non-GAAP net income attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Revenues:
Membership services	4,743,562	5,011,617	4,808,727	17,710,830	20,314,216
Online advertising services	1,553,475	1,674,260	1,650,513	5,331,697	6,223,903
Content distribution (1)	637,221	537,058	506,059	2,562,412	2,458,610
Others (1)	658,601	792,144	741,169	3,392,609	2,875,922

Total revenues	7,592,859	8,015,079	7,706,468	28,997,548	31,872,651

Operating costs and expenses:
Cost of revenues	(5,402,243)	(5,839,540)	(5,533,082)	(22,319,315)	(23,102,492)
Selling, general and administrative	(940,903)	(981,409)	(947,806)	(3,466,579)	(4,014,070)
Research and development	(466,157)	(447,383)	(451,871)	(1,899,233)	(1,766,610)

Total operating costs and expenses	(6,809,303)	(7,268,332)	(6,932,759)	(27,685,127)	(28,883,172)

Operating income	783,556	746,747	773,709	1,312,421	2,989,479

Other income/(expense):
Interest income	26,292	45,219	55,098	69,577	257,499
Interest expenses	(176,018)	(281,528)	(284,301)	(715,081)	(1,130,314)
Foreign exchange gain/(loss), net	19,029	(38,084)	10,660	(167,857)	(105,434)
(Loss)/gain from equity method investments	(46,754)	1,355	(1,284)	(213,409)	(51,249)
Others, net	(313,054)	18,802	(39,972)	(319,427)	72,620

Total other expense, net	(490,505)	(254,236)	(259,799)	(1,346,197)	(956,878)

Income/(loss) before income taxes	293,051	492,511	513,910	(33,776)	2,032,601

Income tax benefit/(expense)	11,587	(9,012)	(38,473)	(84,000)	(80,047)

Net income/(loss)	304,638	483,499	475,437	(117,776)	1,952,554

Less: Net income attributable to noncontrolling interests	379	7,579	9,204	18,436	27,085

Net income/(loss) attributable to iQIYI, Inc.	304,259	475,920	466,233	(136,212)	1,925,469

Net income/(loss) attributable to ordinary shareholders	304,259	475,920	466,233	(136,212)	1,925,469

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	0.05	0.07	0.07	(0.02)	0.29
Diluted	0.05	0.07	0.07	(0.02)	0.28
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.35	0.50	0.49	(0.16)	2.02
Diluted	0.35	0.49	0.48	(0.16)	1.98
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	6,084,021,514	6,712,002,812	6,713,897,712	5,988,021,425	6,675,522,809
Diluted	6,099,971,176	6,850,839,094	6,834,735,594	5,988,021,425	6,823,628,066

(1)

Starting from the fourth quarter of 2023, revenue from distribution of theatrical movies invested by iQIYI is classified under “content distribution revenue” rather than “other revenues”. This reclassification has been retrospectively applied to all prior periods presented.

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	December 31,
	2022	2023
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,097,938	4,434,525
Restricted cash	13,618	6,120
Short-term investments	818,265	941,738
Accounts receivable, net	2,402,675	2,169,042
Prepayments and other assets	2,602,927	2,794,259
Amounts due from related parties	104,154	1,707,024
Licensed copyrights, net	746,058	582,521

Total current assets	13,785,635	12,635,229

Non-current assets:
Fixed assets, net	1,104,721	863,813
Long-term investments	2,453,644	2,260,785
Licensed copyrights, net	6,840,629	6,966,508
Intangible assets, net	436,685	309,534
Produced content, net	13,001,904	13,376,985
Prepayments and other assets	3,865,133	3,518,210
Operating lease assets	673,971	683,897
Goodwill	3,826,147	3,820,823
Amounts due from related parties	59,880	158,590

Total non-current assets	32,262,714	31,959,145

Total assets	46,048,349	44,594,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,993,416	5,671,074
Amounts due to related parties	3,521,646	2,953,658
Customer advances and deferred revenue	4,232,110	4,373,208
Convertible senior notes, current portion	8,305,447	2,802,442
Short-term loans	3,347,638	3,571,637
Operating lease liabilities, current portion	103,517	100,883
Accrued expenses and other liabilities	2,626,244	2,868,632

Total current liabilities	28,130,018	22,341,534

Non-current liabilities:
Long-term loans	—	97,990
Convertible senior notes	9,568,279	8,143,994
Deferred tax liabilities	1,832	824
Amounts due to related parties	100,941	80,566
Operating lease liabilities	508,571	523,747
Other non-current liabilities	1,395,269	1,220,804

Total non-current liabilities	11,574,892	10,067,925

Total liabilities	39,704,910	32,409,459

Shareholders’ equity:
Class A ordinary shares	194	237
Class B ordinary shares	193	193
Additional paid-in capital	50,885,688	54,971,469
Accumulated deficit	(46,498,897)	(44,573,428)
Accumulated other comprehensive income	1,863,454	1,688,047
Non-controlling interests	92,807	98,397

Total shareholders’ equity	6,343,439	12,184,915

Total liabilities and shareholders’ equity	46,048,349	44,594,374

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Net cash provided by/ (used for) operating activities	853,397	830,689	633,586	(70,569)	3,351,600
Net cash provided by/ (used for) investing activities (1,2)	578,899	(55,245)	(1,430,634)	265,980	(1,739,515)
Net cash provided by/ (used for) financing activities	2,861,582	269,189	(22,484)	4,468,863	(4,285,072)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,576)	4,587	(31,445)	122,418	92,039

Net increase/ (decrease) in cash, cash equivalents and restricted cash	4,285,302	1,049,220	(850,977)	4,786,692	(2,580,948)

Cash, cash equivalents and restricted cash at the beginning of the period	3,576,254	5,082,365	6,131,585	3,074,864	7,861,556
Cash, cash equivalents and restricted cash at the end of the period	7,861,556	6,131,585	5,280,608	7,861,556	5,280,608

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	7,097,938	4,230,587	4,434,525	7,097,938	4,434,525
Restricted cash	13,618	6,120	6,120	13,618	6,120
Long-term restricted cash	750,000	1,894,878	839,963	750,000	839,963

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	7,861,556	6,131,585	5,280,608	7,861,556	5,280,608

Net cash provided by/ (used for) operating activities	853,397	830,689	633,586	(70,569)	3,351,600
Less: Capital expenditures (2)	(8,800)	(4,192)	(19,231)	(174,263)	(36,971)

Free cash flow	844,597	826,497	614,355	(244,832)	3,314,629

(1)

Net cash provided by or used for investing activities primarily consists of net cash flows from loans provided to related party, investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended				Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2023	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB
Operating income	783,556	746,747	773,709	1,312,421	2,989,479
Add: Share-based compensation expenses	188,506	145,730	152,576	811,441	636,732
Add: Amortization of intangible assets(1)	6,619	2,402	1,533	49,527	17,173

Operating income (non-GAAP)	978,681	894,879	927,818	2,173,389	3,643,384

Net income/(loss) attributable to iQIYI, Inc.	304,259	475,920	466,233	(136,212)	1,925,469
Add: Share-based compensation expenses	188,506	145,730	152,576	811,441	636,732
Add: Amortization of intangible assets(1)	6,619	2,402	1,533	49,527	17,173
Add: Disposal loss/(gain)	62,199	—	—	(367,717)	(89,571)
Add: Impairment of long-term investments	271,873	—	62,231	841,489	336,226
Add: Fair value loss/(gain) of long-term investments	8,001	(1,756)	(323)	(17,683)	3,816
Add: Reconciling items on equity method investments(2)	17,621	—	—	104,473	9,455
Add: Tax effects on non-GAAP adjustments(3)	(2,704)	(225)	(224)	(1,295)	(1,008)

Net income attributable to iQIYI, Inc. (non-GAAP)	856,374	622,071	682,026	1,284,023	2,838,292

Diluted net income/(loss) per ADS	0.35	0.49	0.48	(0.16)	1.98
Add: Non-GAAP adjustments to earnings per ADS	0.63	0.15	0.22	1.65	0.93

Diluted net income per ADS (non-GAAP)	0.98	0.64	0.70	1.49	2.91

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all relevant non-GAAP adjustments.